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SECURITI ... N

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8-20225

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-41094~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900 (No. and Street)

Fort Worth, Texas 76102 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Hardgrove (817) 335-5739 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP (Name – *if individual, state last, first, middle name*)

2701 Dallas Parkway, Suite 300, Plano, Texas 75093 (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMERA A. BRYANT
MY COMMISSION EXPIRES
February 25, 2013

Signature

President/ CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2009
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States ("GAAP"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 25, 2010

OMEGA SECURITIES, INC.
Statement of Financial Condition for Noncarrying,
Nonclearing and Certain Other Brokers or Dealers
December 31, 2009

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	257,083
Accounts receivable		88,934
Investments		127,212
Deferred income taxes		14,647
Total current assets		487,876
FURNITURE AND EQUIPMENT, net		4,258
DEFERRED INCOME TAXES		1,536
TOTAL ASSETS	$	493,670
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	7,843
Accrued liabilities		45,765
Current portion of loan from shareholder		1,951
Total current liabilities		55,559
LOAN FROM SHAREHOLDER		12,549
Total liabilities		68,108
COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS' EQUITY		
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid-in capital		30,281
Retained earnings		390,281
Total shareholders' equity		425,562
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	493,670

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2009

REVENUE		
Commission and advisory fees	$	1,385,352
Interest and dividends		965
Net loss on investments		(35,819)
Other		1,010
Total revenue		1,351,508
EXPENSES		
Compensation and benefits- officers		862,772
Compensation and benefits- employees		126,850
Office and equipment rental		72,997
Depreciation		18,742
Clearing and exchange fees		2,689
Profit sharing contribution		35,283
Travel and entertainment		18,893
Telephone and communication		34,511
Professional fees		26,445
Interest		1,400
General operating		191,939
Total expenses		1,392,521
NET LOSS BEFORE FEDERAL INCOME TAXES		(41,013)
FEDERAL INCOME TAX EXPENSE		-
NET LOSS	$	(41,013)

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2009	49,998	$ 5,000	$ 30,281	$ 431,294	$ 466,575
Net loss	-	-	-	(41,013)	(41,013)
Balance at December 31, 2009	49,998	$ 5,000	$ 30,281	$ 390,281	$ 425,562

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Statements of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(41,013)
Adjustments:		
Depreciation		18,742
Net loss on investments		35,819
Changes in operating assets and liabilities:		
Accounts receivable		1,432
Other current assets		12
Accounts payable		(6,707)
Accrued liabilities		12,431
Federal income taxes payable		40,139
Net cash provided by operating activities		60,855
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments		(127,467)
Proceeds from sale of investments		236,473
Net cash provided by investing activities		109,006
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		169,861
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		87,222
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	257,083
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$	1,400

The accompanying notes are an integral part of this financial statement.

1. BUSINESS

Omega Securities, Inc. (the Company) was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, cash and cash equivalents included cash in bank accounts and clearing deposits held with SWS.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectability of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment, and Leasehold Improvements (Continued)

Major repairs or replacements of furniture and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Investments in Mutual Funds and Stocks

The Company's investments in marketable securities are considered proprietary investments, subject to exemption from Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") Topic 320-10, *Investments – Debt and Equity Securities – Overall*, (formerly SFAS No. 115).

The Company adopted ASC 820-10, *Fair Value Measurements and Disclosures – Overall* (formerly SFAS No. 157) for the year ended December 31, 2009 reporting period.

ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For additional disclosures required by ASC 820-10, see footnote 3 below.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shareholder's Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees are recorded in the period in which they were earned or incurred. Interest income is recorded as earned. Dividends are recorded as received. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes- Overall* (formerly SFAS No. 109), "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. However, at times during the year, certain cash balances in bank accounts exceed federally insured limits (FDIC). At December 31, 2009, cash balances exceeded FDIC limits by $11,705. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments-Overall* (formerly SFAS No. 107), the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the loan obligation also approximates its carrying value because the terms of the loan are comparable to similar lending arrangements in the marketplace. At December 31, 2009, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2009 were $17,429.

Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted ASC 740-10. ASC 740-10 establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2009, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In June 2009, FASB issued Accounting Standards Update No. 2009-01, "Generally Accepted Accounting Principles" (ASC 105-10), which establishes the FASB Accounting Standards Codification ("Codification" or "ASC") as the single source of authoritative nongovernmental GAAP. Effective for financial statements issued for interim and annual periods ending after September 15, 2009, the Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification also includes most, but not necessarily all, relevant Securities and Exchange Commission ("SEC") guidance organized using the same topical structure in separate sections within the Codification.

The Company adopted the Codification, effective July 1, 2009, which requires references to authoritative GAAP to refer to the appropriate section of the Codification. The adoption of the Codification does not have an impact on the Company's financial position, results of operations or cash flows. In order to ease the transition to the Codification, Codification cross-references are provided alongside the references to the Standards issued and adopted prior to the adoption of the Codification.

In May 2009, the FASB issued guidance regarding subsequent events (events or transactions occurring after the balance sheet date but before financial statements are issued). The Company adopted these requirements during the year. The adoption of these requirements did not impact the financial statements and the required disclosures are included in note 11.

3. INVESTMENTS

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The realized gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized gains approximating $78,975 from the sale of securities during the year.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820-10. At December 31, 2009 investments are reported as follows:

Investments in mutual funds at December 31, 2009 consisted of the following:

	Cost	Market
Short-Term Bond Fund of America	$ 127,085	$ 127,212

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 9,937
Office equipment	25,676
Leasehold Improvements	25,711
	61,324
Accumulated depreciation	(57,066)
Furniture and equipment, net	$ 4,258

Depreciation expense for the year ended December 31, 2009 was $18,742 and it was included as a component of general operating expenses in the accompanying financial statements.

5. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2009, employees were able to contribute up to $22,000 based on the employee's age. The Company contributes 100% of employee deferrals up to 3% of the employees' gross wages. Company contributions for the year ended totaled $27,702 and are included as a component of accrued liabilities on the accompanying financials. Other expenses related to the Plan approximated $7,581 at December 31, 2009. Employer contributions and expenses for the Plan are included as components of profit sharing expense in the accompanying financials.

6. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2009 was $72,997, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligations under the lease agreements subsequent to December 31, 2009 are as follows:

Years ending December 31,	Annual lease payments
2010	$ 57,520
2011	4,712
2012	4,712
2013	4,712
Total	$ 71,656

7. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has available a net operating loss carry forward of $22,923 available through 2029, if not utilized sooner.

For the year ended December 31, 2009, the components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets and liabilities	
Current deferred tax liabilities	
Unrealized appreciation of marketable securities	$ 14,647
Non-current deferred tax liabilities	
Property and equipment	1,536
Net deferred taxes	$ 16,183

8. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

9. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2009.

10. RELATED PARTY

During 2008, the majority shareholder made a loan to the Company, in the amount of $14,500. The loan is payable over a five year period and accrues interest at 5% per year. Payments begin in March 2010. Future payments on the loan are as follows:

Years ending December 31,	Annual loan payments
2010	$ 1,951
2011	2,718
2012	2,857
2013	3,003
2014	3,157
2015	814
Total	$ 14,500
Less current portion	(1,951)
Long-term loan payable	$ 12,549

11. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2009, the balance sheet date, through February 25, 2010, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2009.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2009

OMEGA SECURITIES, INC.

Supplemental Schedules Required by Rule 17a-5

For the Year Ended December 31, 2009

Net Capital Computation

Total stockholder's equity	$	425,562
Non-allowable assets:		
Property and equipment, net		(4,258)
Deferred income taxes		(16,183)
12B-1 fees receivable and not offset by related payable		(76,301)
Total non-allowable assets		(96,742)
Haircuts on securities		(11,449)
Total changes in stockholder's equity		(108,191)
Net allowable capital	$	317,371

Computation of Basic Net Capital Requirement

Minimum net capital required	$	4,540
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	217,371

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	68,108
Percentage of aggregate indebtedness to allowable net capital		21%

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended December 31, 2009

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	317,371
Net Company and audit adjustments		-
Adjusted net allowable capital, per audited financial statements	$	317,371

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2009	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2009	$	-

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2009

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 25, 2010